[LETTERHEAD OF WILMER CUTLER PICKERING HALE AND DORR LLP]


May 31, 2007

Mail Stop 4561
Securities and Exchange Commission
Division of Corporation
Finance 100 F Street, N.E.
Washington, D.C. 20549
Attention:  Elaine Wolff, Legal Branch Chief

Re:   FSP Phoenix Tower Corp.
      Form 10
      Filed on April 11, 2007
      File No. 0-52559

Dear Ms. Wolff:

On behalf of our client, FSP Phoenix Tower Corp. (the "Company"), we have set forth below responses to the comments to the Company's Registration Statement on Form 10 (the "Registration Statement") provided by you to Mr. George J. Carter in a letter dated May 8, 2007 (the "Letter"). Such responses are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

In some instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement. Such changes are reflected in the amendment to the Registration Statement being filed with the Commission by electronic submission concurrently with this letter (the "Revised Registration Statement"). Page numbers referred to in the responses in this letter reference the applicable pages of the Revised Registration Statement. Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the Revised Registration Statement. For your convenience, we are also providing you with a copy of the Revised Registration Statement marked to show the changes made to the Registration Statement.

General Comments

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 31, 2007
Page 2


Response

      The Company respectfully acknowledges the Staff's comment. In anticipation of the automatic effectiveness of the Form 10 on June 10, 2007, and in order to ensure that the financial disclosure in the Form 10 is current as of the effective date, the Company has added financial statements and related disclosure to the Revised Registration Statement for the quarter ended March 31, 2007.


2. We note in Franklin Street's Form S-4 (file No. 333-118748) that Franklin Street previously merged with four single property REITs that it had originally syndicated. We note further that you have recently filed another Form 10 for FSP 50 South Tenth Street Corp. which is another single property REIT. Please revise to discuss the reasons for this structure, the previous merger transactions and whether you may take a similar path. Please revise to discuss that if the REIT were to merge with Franklin Street, the nature of a stockholder's investment would change from an interest in a corporation owning a specified property for a finite period in which a REIT stockholder would receive a distribution upon liquidation to an investment in a real estate company with a portfolio of properties in which the equity owners are expected to recover their investment from the sale of their FSP common stock.

Response

      On Tuesday, May 8, 2007, a partner of the undersigned spoke with David Roberts of the Staff with respect to a similar comment received for another issuer sponsored by Franklin Street Properties Corp. and noted that such issuer is unable to speak on behalf of Franklin Street Properties Corp., a Maryland corporation whose common stock is listed on the American Stock Exchange ("FSP"), with respect to FSP's previous merger transactions and the rationale for such transactions and whether FSP plans to enter comparable transactions in the future. The Company is similarly unable to do so. Any transaction between the Company and FSP would need to be negotiated between the parties and receive the approval of the Company's shareholders as well as the respective boards of directors of the parties in the exercise of their fiduciary duties. FSP is under no obligation to acquire or to offer to acquire the Company or the outstanding equity of the Company, and the Company disclosed this information to its investors in connection with the private placement of its Preferred Stock. The Company has added disclosure to page 2 of the Revised Registration Statement to the effect that FSP is under no obligation to acquire or offer to acquire the Company.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 31, 2007
Page 3


Item 1.  Business, page 1

3. In Exhibit 21.1, you list Phoenix Tower Limited Partnership and FSP Phoenix Tower LLC as subsidiaries. Please revise to describe the business of this subsidiary. Refer to Item 101 of Regulation S-K.

Response

      The Company respectfully submits that the requested disclosure regarding the subsidiaries is included on page 1 of the Revised Registration Statement.


History, page 1

4. In the third full paragraph, you state that you "purchased the Property for $74,500,000 on February 22, 2006." Please revise to disclose from whom the property was purchased, how the purchase price was determined and to disclose, if true, that the purchase price was not as the result of arms-length negotiations. Further, if the Property was acquired from Franklin Street, please revise to disclose when Franklin Street acquired the Property. In this connection, please provide the information required by Item 404 (c), including the cost to Franklin Street of the Property if it was acquired in the last two years.

Response

      Please see the additional disclosure on page 1 of the Revised Registration Statement.


5. In the last full paragraph, you state that you completed the sale of 1,050 shares of your preferred stock. Please revise to note the total proceeds of that offering and to note how many shareholders purchased the shares of preferred stock.

Response

      Please see the additional disclosure on page 1 of the Revised Registration Statement.


Our Business, page 2

6. You state in the penultimate paragraph that you plan on making a number of improvements to the Property. Please revise to disclose the cost of improvements made to date and to disclose the estimated cost of all of future planned improvements.

Response

      Please see the additional disclosure on pages 3 and 30 of the Revised Registration Statement.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 31, 2007
Page 4


7. On page 3, you state that FSP Property Management LLC provides asset management services to the company. You also state that Hines Interest Limited Partnership provides you with day to day property management services. Please revise your disclosure to note the difference between the services provided by FSP Property Management LLC and those provided by Hines Interest Limited Partnership.

Response

      Please see the additional disclosure on page 3 of the Revised Registration Statement.


8. For tenants occupying more than 10% of the Property, please revise to disclose the annual rental, average effective annual rental per square foot, and the percentage of gross annual rental represented by such leases. Further, please revise to discuss renewal options for such tenants. See Item 15 of Form S-11 as a guide.

Response

      Please see the additional disclosure on page 3 of the Revised Registration Statement.


Investment Objectives, 3

9. In the fourth paragraph, you state that you "intend to dispose of the Property at a time determined by our directors, which we currently expect to be within five to ten years." Please revise to disclose what you will do after you dispose of the property. For instance, please revise to disclose if you will liquidate after the disposition.

Response

      Please see the additional disclosure on page 4 of the Revised Registration Statement.


10. On page 6, you state that "there can be no assurance that the Company will be able to sell or refinance the Property upon the maturity of the Permanent Mortgage Loan or that the proceeds received from such sale or refinancing will be sufficient to repay the Permanent Mortgage Loan." Please revise this section to discuss whether you expect to try to refinance or sell the property once the Permanent Mortgage Loan matures.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 31, 2007
Page 5


Response

      The Company respectfully submits that the Revised Registration Statement does not include the referenced language, and further that there is no outstanding debt on the Property.


Risk Factors, page 5

We face the risk of possible future capital expenditures, page 6

11. On page 1, you state that you have capital reserves of $15,012,500. In this section you state that as of December 31, 2006 you had capital reserves of $13,579,000. Please reconcile these disclosures.

Response

      Please see the additional disclosure on page 7 of the Revised Registration Statement.


Holders of shares of Preferred Stock face certain restrictions relating to the transfer of shares of Preferred Stock, page 7

12. Please revise to explain why transfer may be restricted under federal and state securities laws.

Response

      Please see the additional disclosure on page 8 of the Revised Registration Statement.


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Trends and Uncertainties, page 13

13. Please revise to disclose the class your property falls into (e.g., Class A, Class B, etc.) and to disclose the characteristics of that class.

Response

      The Company respectfully submits that although it considers the Property to be a Class A Office building, there is no universally recognized definition or set of characteristics used to make this determination or describe this class. The Company does not have an internal set of criteria that it considers to be definitive, so it would need to select and present a third party's

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 31, 2007
Page 6


definition of Class A building if required to include such language in the Registration Statement. The definitions tend to be particular to a specific market and have an element of subjectivity to them. The Company submits that it cannot easily verify the appropriateness of the criteria selected by such a third party. The characteristics for a Class A building vary across different geographic markets and may change over time. As a result, it would be difficult and might be of limited use to investors to present single definition for a Class A building.


Liquidity and Capital Resources, page 16

14. We note that your distributions to preferred stockholders are in excess of earnings and operating cash flows for the year ended December 31, 2006. In light of this shortfall, please revise your liquidity discussion to disclose how you have funded the distributions.

Response

      Please see the additional disclosure on page 18 of the Revised Registration Statement.


15. You state that "[f]or the period ended December 31, 2006 our cash provided by operating activities was $1.5 million lower than distributions paid, although we anticipate net income plus depreciation and amortization will be reasonably close to or exceed distributions in the future." Please revise to disclose the basis for this projection.

Response

      Please see the additional disclosure on page 18 of the Revised Registration Statement.


Operating Activities, page 16

16. You state that you had an increase in of $1.3 million in operating assets. Please revise your disclosure to describe the operating assets.

Response

      Please see the additional disclosure on page 18 of the Revised Registration Statement.


Financial Statements

17. Please advise us how you considered the requirements of Rule3-14 of Regulation S-X for your acquired property.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 31, 2007
Page 7


Response

      The Company has filed the financial statements required by Rule 3-14 of Regulation S-X as Exhibit 99.1 to the Revised Registration Statement.


Note 2 - Summary of Significant Accounting Policies, page F-7

Acquired Real Estate Leases, page F-8

18. We note that acquired real estate leases are amortized on a straight-line basis over the remaining life of the related leases. Please tell us what consideration is given to renewal options in determining the appropriate amortization periods for your below-market leases.

Response

      The lease terms for below-market leases with renewal options were reviewed to determine if the renewal option(s) would be a "bargain renewal option" under SFAS 13 P. 5.e, which would extend the term to include the renewal option periods under SFAS 13 P. 5.f, as amended by SFAS 98 P. 22.a. In the current instance, the below-market leases with renewal options have options that are exercisable at "market rates" at the time of renewal, and thus the term has not been extended to cover the renewal option periods.


19. Please explain the weighted-average amortization periods referenced in your discussion of acquired favorable and unfavorable real estate leases. It would appear amortizing over a weighted-average lease term would not be consistent with your policy that you amortize on a straight-line basis over the remaining life of the lease.

Response

      The reference to weighted-average amortization periods was intended to satisfy SFAS 142, P. 44. The Company amortizes leases on a straight-line basis as was disclosed in its accounting policies. The Company has clarified the sentence in three instances where it appears in footnote 2. Please see the revised disclosure on pages F-8 and F-9 of the Revised Registration Statement.


Revenue Recognition, page F-11

20. The disclosure indicates that tenant improvement allowances are recognized on a straight-line basis. Please clarify whether the asset recognized as a result of these cash payments is treated as a lease incentive and amortized over the initial lease term as a reduction of rental revenues. If so, please revise your disclosure to clarify. If not, advise us of the basis in GAAP for the alternative treatment.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 31, 2007
Page 8


Response

      Please see the additional disclosure on page F-11 of the Revised Registration Statement.


Schedule III - Real Estate and Accumulated Depreciation, page F-16

21. As prescribed by Rule 12-28 of Regulation S-X, revise to disclose the date of construction. In addition, please include an opinion on the schedule from your independent accountant.

Response

      Schedule III has been revised to disclose the date of construction, and the opinion of the independent accountant on page F-2 of the Revised Registration Statement has been updated to add an opinion on the schedule. Please see the additional disclosure on page F-2 of the Revised Registration Statement.


The Company hereby acknowledges that:

      (i) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10;

      (ii) Staff comments or changes to disclosure in response to Staff comments in its Registration Statement on Form 10 do not foreclose the Commission from taking any action with respect to the Registration Statement on Form 10; and

      (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (617) 526-6681 or James Burke of this office at (617) 526-6062 with any questions or comments concerning this filing.

Very truly yours,

/s/ Kenneth A. Hoxsie

Kenneth A. Hoxsie



cc:   David Roberts, Esq.
      Ms. Rachel Zablow
      Cicely LaMothe, Esq.